

SE[illegible] 14045087 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFG Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 SE 6th Avenue, Suite 105
(No. and Street)

Topeka	KS	66603-3515
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd M. Payne 785-233-4071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road	Topeka	KS	66611-2050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd M. Payne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OFG Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


Lori R. McDougal
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 5/9/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
OFG Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of OFG Financial Services, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan & Co., P.A.

February 3, 2014
Topeka, Kansas


BT&Co.

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
OFG Financial Services, Inc.

We have performed the procedures enumerated below, which were agreed to by OFG Financial Services, Inc. (the Company), solely to assist the specified parties in evaluating the Company's compliance with Manual, Rule 3310, Anti-Money Laundering Compliance Program during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

The procedures we performed are as follows:

1. Reviewed registration with the Financial Crimes Enforcement Network (FinCEN), such that the Company can respond to any requests from FinCEN about accounts or transactions. We viewed the ability to access the FinCEN website noting a registered sign-on name and password. The Company also uses Bridger Insight to verify the accounts and determine if there are any warrants. Viewed the ability to access the Bridger Insight account.

2. We conducted testing to determine whether the Company is collecting adequate customer information and verifying it through a valid ID. We concluded that the proper information has been collected and the proper verifications have been made.

3. We noted foreign correspondent accounts are not accepted and, if submitted, the customer was rejected.

4. We noted the Company has communicated and trained employees on the firm's AML policies and has obtained employee attestations that they have read the applicable documents. Employee attestations are maintained in files retained by the Company.

5. We reviewed the required communication between the chief financial officer and chief executive officer which documents compliance with the Company's AML program.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of OFG Financial Services, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan & Co., P.A.

February 3, 2014
Topeka, Kansas


BT&Co.

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 / 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

To the Board of Directors of
OFG Financial Services, Inc.
Topeka, Kansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by OFG Financial Services, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and canceled checks noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the SIPC Net Operating Revenues Calculation, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the SIPC Net Operating Revenues Calculation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan & Co., P.A.

Topeka, Kansas
February 3, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040770 FINRA DEC
OFG FINANCIAL SERVICES INC 16*16
TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 292

B. Less payment made with SIPC-6 filed (exclude interest) (125)
7-15-2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 167

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 167

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 167

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, CCO
(Title)

Dated the 14th day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,595,887

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 9,463,045

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 16,136

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 9,479,181

2d. SIPC Net Operating Revenues $ 116,706

2e. General Assessment @ .0025 $ 292

(to page 1, line 2.A.)

OFG FINANCIAL SERVICES, INC. 9-91
TOWNSITE PLAZA BLDG. #2
120 SE. 6TH AVE., STE. 105 PH. 785-233-4071
TOPEKA, KS 66603-3515


Bank of America.

ACH R/T 101100045

10191

40-4-1011

PAY

TO THE ORDER OF * Securities Investor Protection Corp.

DATE	AMOUNT
01-14-14	$167.00

MP

⑈010191⑈ ⑆101100045⑆ 518002696276⑈

Details on back. Security Features Included.

OFG FINANCIAL SERVICES, INC.

DETACH AND RETAIN THIS STATEMENT
THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW.
IF NOT CORRECT PLEASE NOTIFY US PROMPTLY. NO RECEIPT DESIRED.
ADVANTAGE BUSINESS FORMS 785-235-6868
DELUXE - FORM TWCY-2 V-2

DATE	DESCRIPTION	AMOUNT
	General Assessment Payment	

V-2

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/13

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY		YEAR-TO-DATE BALANCE	
		THIS YEAR	LAST YEAR	THIS YEAR	LAST YEAR
1010.000	BANK IV#21431 (K)(2)(I)	.00	.00	175.00	175.00
1011.000	BANK IV#168203	843,197.56CR	556,164.65CR	251,240.51	222,533.84
1012.000	BANK IV COMM. ACCT.	654.27	209.77	2,365.78	1,712.35
1013.000	SBL VARIFLEX LS	1,455.06	4,228.90	519,355.78	504,228.90
1014.000	INTRUST CD	31.08	52.41	252,389.81	251,920.60
1015.000	SECURITY CASH FUND	.03	.03	254,548.64	254,548.52
1017.000	US BANK SAVINGS ACCT	19.45	26.66	152,724.17	152,476.66
1081.000	SECURITY DEPOSITS RPR	.00	.00	15,000.00	15,000.00
1240.000	EST-A/R-CONCESS/V.A.	140,000.00	120,000.00	400,000.00	320,000.00
1241.000	EST-A/R-CONCESS/COMM.MF	60,000.00CR	30,000.00CR	100,000.00	120,000.00
1242.000	A/R-COMM RPR CLEARING	5,347.20	5,647.40	7,755.60	8,173.47
1245.000	A/R AFFILIATE	.00	.00	.00	.00
1250.000	CLEARING ACCOUNT	1,700.00CR	.00	.00	.00
1262.000	ADVANCES-COMMISSIONS	215.90	668.46CR	1,165.14	2,198.71
1280.000	ACCT.REC./KO	.00	1,442.72CR	.00	.00
1285.000	PREMIUM LIST/CUSTOMER	.00	.00	.00	15,000.00
1286.000	ACCUM.AMORT.PREM.LIST	.00	.00	.00	15,000.00CR
1310.000	FURNITURE & LEASEHOLD	.00	.00	249,600.00	249,599.51
1320.000	ACCUMULATED AMORT & DEPR	.00	1,756.49CR	249,600.00CR	247,775.96CR
1340.000	PREPAID INSURANCE	5,698.00CR	5,621.00CR	55,704.00	55,852.00
1342.000	PREPAID EXPENSES	30,984.00	62,159.00	30,984.00	62,159.00
1350.000	PREPAID TAXES	.00	9,664.29CR	.00	9,664.29CR
2060.000	COMMISSIONS PAYABLE	1,410.59	1,370.91	574.78CR	458.46CR
2062.000	COMMISSIONS PAYABLE-RPR	4,710.94CR	4,293.64CR	6,552.12CR	6,160.53CR
2066.000	VA COMMISSIONS-EST	98,000.00CR	84,000.00CR	280,000.00CR	224,000.00CR
2067.000	MF-COMMISSION EST	42,000.00	21,000.00	70,000.00CR	84,000.00CR
2072.000	BONUS PAYABLE	801,825.40	499,464.00	336,325.00CR	313,036.00CR
2090.000	FICA PAYABLE	1.07	.00	.00	.00
2092.000	FIT PAYABLE	.00	.00	.00	.00
2094.001	KANS.INCOME TAX PAYABLE	.00	.00	.00	.00
2096.001	SUTA/KANSAS	1.67	.00	.00	.00
2097.001	FUTA/KANSAS	.39	.00	.00	.00
2098.001	SEC. 125/SECURITY BENEFIT	1,358.65	132.92	.00	1,358.32CR
2098.002	SEC.125/AMERICAN HERITAGE	204.17CR	233.04	.00	.00
2098.003	OFG 401(K) PLAN	.00	.00	.00	.00
2098	TOTALS FOR MAJOR ACCOUNT	1,154.48 *	365.96 *	.00 *	1,358.32CR*
2100.000	ACCOUNTS PAYABLE	1,492.00	3,807.00CR	4,137.00CR	8,585.00CR
3010.000	COMMON STOCK	.00	.00	3,250.00CR	3,250.00CR
3015.000	PAID-IN CAPITAL	.00	.00	163,750.00CR	163,750.00CR
3020.000	UNDIVIDED PROFITS	.00	.00	1,158,540.00CR	1,135,999.00CR
3040.000	YTD NET INCOME	13,286.09CR*	17,106.79CR*	20,279.53CR*	22,541.00CR*
4012.000	COMMISSIONS-OTC AGENCY	1,202.00CR } 1c	3,493.75CR	24,324.46CR	27,527.59CR
4014.000	COMMISSIONS-OTC PRIN BNDS	.00	.00	457.00CR	.00
4015.000	COMMISSIONS-AGENCY BNDS	.00	.00	373.25CR	.00
4016.000	COMM.-PRIN DEBT TRANS	.00	.00	.00	230.10CR
4049.000	COMMISSIONS-HEALTH PLANS	.00 8	320.00CR	3,200.00CR (3)	9,648.78CR
4050.000	COMMISSIONS-M.F. RPR	7,687.61CR 5	5,907.72CR	76,811.33CR (1)	57,102.88CR
4051.000	COMMISSIONS-ANNUITIES	473,500.58CR 8	397,336.03CR	6,072,197.41CR (2)	5,607,692.71CR
4052.000	COMMISSIONS-MUTUAL FUNDS	287,133.49CR 5	224,805.27CR	2,884,091.21CR (1)	2,491,421.65CR
4054.000	COMMS/TIMING-MGM. FEES	4,015.30CR 7	3,271.67CR	91,552.88CR	66,235.65CR
4056.000	CONCESSIONS/FIX. ANNUITY	19,425.69CR 8	19,602.41CR	374,937.21CR (3)	27,774.33CR
4057.000	COMMISSIONS-MUNI BONDS	2,555.29CR 5	1,862.62CR	51,808.22CR (1)	31,099.39CR
4080.000	INTEREST-OTHER	1,456.23CR 8	4,230.83CR	15,211.50CR (4)	4,250.00CR

Total Revenue
9,595,887

Σ(5) = 297,376
Σ(7) = 4,015
Σ(8) = 494,433

(1) MF's, 529's = 3,012,711
(2) VA's = 6,072,197
(3) Insurance = 378,137
} 9,463,045 → Deducts Line 1

(4) Other Non-Securities = 16,136 → Deducts Line 8

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/13

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	LAST YEAR
4081.000	INTEREST COREFIRST	.00 8	.00	.00 (4)	9.84
4082.000	INTEREST INTRUST	31.08CR	52.41CR	469.21CR	729.91CR
4083.000	INTEREST US BANK	19.45CR	26.66CR	247.51CR	350.06CR
4090.000	MISCELLANEOUS	.00	1.71CR	207.78CR	1,226.49CR
5009.000	COMM EXPENSE-HEALTH PLANS	.00 11	224.00	1,836.80	3,336.72
5010.000	COMMISSIONS-MUTUAL FUNDS	207,710.26	162,219.46	2,139,873.47	1,822,971.44
5011.000	COMMISSION EXP-ANNUITIES	355,715.53	297,998.08	4,623,901.36	4,024,118.30
5013.000	COMM. EXP.-M.F. RPR	54.81CR	960.67	1,271.36CR	3,844.66CR
5017.000	COMM.EXP/TIMING-MGM FEES	.00	.00	34,117.96	35,354.25
5020.000	COMM EXPENSE-MUNI BONDS	21.83	.00	3,489.57	4,043.25
5027.000	COMMISSIONS-STOCK	5,284.87	4,128.11	13,276.08	15,032.65
5028.000	PRIN CLEARING CHGS	.00 15	.00	1,326.00	.00
5029.000	CLEARING FEES	663.00	1,489.00	11,312.00	11,672.00
5032.000	MISC RPR FEES	67.90	191.33	710.52	2,996.95
5110.000	SALARIES-CLERICAL & ADMIN	43,063.52 11	42,216.72	494,055.55	500,696.72
5120.000	SALARIES-OFFICERS	11,710.00	11,390.00	137,640.00	133,980.00
5130.000	PAYROLL TAXES-FICA	18,404.12	13,164.48	64,536.38	58,351.53
5132.000	PAYROLL TAXES-UNEMPL	.00	.00	3,189.66	2,861.68
5140.000	INSURANCE-WORKMENS COMP	.00	.00	2,462.00	2,336.00
5142.000	INSURANCE-MEDICAL	13,753.50	9,261.31	121,808.08	122,499.70
5144.000	INSURANCE-GROUP LIFE	342.76	298.13	3,787.31	3,948.73
5149.000	OFG EMPLOYER 401(K)	29,218.21	29,525.12	123,336.67	121,108.60
5210.000	COMMUNICATIONS-TELE/E-MAL	2,842.91 15	3,384.99	34,160.14	29,541.34
5212.000	COMMUNICATIONS-QUOTRON	4,778.02	5,932.14	54,236.05	40,942.21
5214.000	COMMUNIC.-USPS/UPS/DRAFTS	2,369.00	1,780.16	24,818.96	28,296.16
5216.000	COMMUN-PRINTING SALES	.00	117.16	1,551.37	44.16
5218.000	COMMUN-PRINTING OFFICE	3,036.61	90.17	11,123.76	2,757.25
5310.000	OCCUPANCY-RENT	100.25	3,416.00	73,915.64	76,091.25
5312.000	OCCUPANCY-EQUIPMENT RENT	.00	.00	.00	1,836.90
5314.000	OCCUPANCY-EQUIPMENT SERV	665.18	697.31	14,328.13	8,022.81
5316.000	OCCUPANCY-LEASE HOUSE/TOP	906.72	4,264.77	14,934.50	13,511.67
5318.000	OCCUPANCY-DEPR/AMORT	.00	1,756.49	1,824.04	3,512.98
5410.000	PROMOTION-ADVERTISING	89.95	89.95	1,524.40	4,738.98
5412.000	PROMOTION-ENTERTAINMENT	2,877.94	675.63	16,678.61	11,215.73
5414.000	PROMOTION-TRAVEL	3,589.99	954.91	36,444.50	34,624.61
5415.000	LEASE/LODGING EXPENSE	1,000.00	1,000.00	14,516.00	12,828.70
5418.000	PROMOTION-CO AUTO OPER	.00	.00	.00	785.58
5422.000	PROMO-OTHER AUTO OPER	10,863.68	7,519.27	49,276.39	46,572.74
5426.000	PROMO-MEETINGS & SEMINARS	2,321.39	20,569.35	41,694.50	42,700.50
5428.000	PROMOTION-FEES	.00	30,000.00CR	30,000.00	30,320.00
5516.000	INTEREST-OTHER	.00	.00	.00	39.66
5610.000	TRADING ERRORS	250.00	.00	2,138.00	500.00
5710.000	DATA PROCESSING-SERVICE	1,082.97	1,830.40	12,651.44	9,371.05
5812.000	REGULATORY-BROKER FEES	.00	.00	1,705.62	9,592.76
5814.000	REGULATORY-SALES FEES LIC	944.50CR	817.50CR	23,150.76	13,184.62
5816.000	REGULATORY-OTHER	195.00	50.00	10,716.74	10,099.03
5916.000	ACCOUNTING FEES-OTHER	.00	.00	13,300.00	12,620.00
5920.000	RECRUITING FEES	472.01	.00	3,251.91	.00
5930.000	CONTRIBUTIONS	.00	17,792.00CR	8,961.26	5,417.50
5940.000	DUES	275.00	21.46	1,786.92	2,005.92
5960.000	INSURANCE-OTHER	7.50	1,140.68	14,812.00	14,469.43
5970.000	MISCELLANEOUS	1,461.37	183.58	9,359.15	10,045.74
5980.000	SUBSCRIPTIONS-SALES	327.06	290.15CR	7,623.36	8,851.61
5982.000	SUBSCRIPTIONS-OTHER	.00	.00	3,536.98	6,079.09

Σ(11) = 730,844

Σ(15) = 52,896

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 12 ENDED 12/31/13

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	LAST YEAR
5990.000	SUPPLIES-SALES	1,434.93	4,199.97	4,068.10	8,472.11
5992.000	SUPPLIES-OFFICE	3,295.80	5,937.23	26,651.00	42,476.84
5998.000	TAXES-OTHER	4,886.56	1,263.91	4,886.56	1,263.91
6000.000	PROVISION FOR TAXES	3,980.00	11,226.00	15,920.00	15,906.00
6100.000	PROVISION FOR BONUS	45,674.60	41,536.00	1,210,674.60	882,536.00
	TOTALS FOR ALL ACCOUNTS	.00 *	.00 *	.00 *	.00 *

SIPC-6

(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040770 FINRA DEC
OFG FINANCIAL SERVICES INC 16*16
TOWNSITE PLAZA #2 STE 105
120 SE 6TH AVE
TOPEKA KS 66603-3519

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 125

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (______)

2. Assessment balance due 125

B. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

C. Total assessment and interest due $ 125

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 125

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, CCO
(Title)

Dated the 15th day of July, 20 13.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,215,634
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	5,157,887
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	7,831
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	5,165,718
2d. SIPC Net Operating Revenues	$ 49,916
2e. General Assessment @ .0025	$ 125

(to page 1, line 2.A.)

10094

OFG FINANCIAL SERVICES, INC. 9-91
TOWNSITE PLAZA BLDG. #2
120 SE. 6TH AVE., STE. 105 PH. 785-233-4071
TOPEKA, KS 66603-3515



Bank of America.

ACH R/T 101100045

40-4-1011

PAY

TO THE ORDER OF

	DATE	AMOUNT
* Securities Investor Protection Corp.	07-15-13	$125.00

MP

⑈010094⑈ ⑆101100045⑆ 5180026962 76⑈

Details on back. Security Features Included.

OFG FINANCIAL SERVICES, INC.

DETACH AND RETAIN THIS STATEMENT
THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW.
IF NOT CORRECT PLEASE NOTIFY US PROMPTLY. NO RECEIPT DESIRED.
ADVANTAGE BUSINESS FORMS 785-235-6868
DELUXE - FORM TWCY-2 V-2

DATE	DESCRIPTION	AMOUNT
	General Assessment Payment	

V-2

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/13

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	LAST YEAR
1010.000	BANK IV#21431 (K)(2)(I)	.00	.00	175.00	175.00
1011.000	BANK IV#168203	87,078.76	27,256.96	715,755.37	959,181.10
1012.000	BANK IV COMM. ACCT.	190.63CR	26.81	1,660.50	2,154.26
1013.000	SBL VARIFLEX LS	1,397.41	.00	511,591.41	.00
1014.000	INTRUST CD	40.42	60.99	252,184.68	251,600.72
1015.000	SECURITY CASH FUND	.03	.00	254,548.58	254,548.44
1017.000	US BANK SAVINGS ACCT	25.08	31.20	152,602.90	152,290.78
1081.000	SECURITY DEPOSITS RPR	.00	.00	15,000.00	15,000.00
1240.000	EST-A/R-CONCESS/V.A.	40,000.00	120,000.00	320,000.00	320,000.00
1241.000	EST-A/R-CONCESS/COMM.MF	10,000.00CR	20,000.00CR	140,000.00	120,000.00
1242.000	A/R-COMM RPR CLEARING	3,018.41	4,969.58	5,515.90	7,983.99
1245.000	A/R AFFILIATE	.00	.00	.00	.00
1250.000	CLEARING ACCOUNT	.00	.00	2,221.22	.00
1262.000	ADVANCES-COMMISSIONS	6,682.14	437.76CR	7,594.36	3,069.23
1280.000	ACCT.REC./KO	.00	.00	.00	1,442.72
1285.000	PREMIUM LIST/CUSTOMER	.00	.00	.00	15,000.00
1286.000	ACCUM.AMORT.PREM.LIST	.00	.00	.00	15,000.00CR
1310.000	FURNITURE & LEASEHOLD	.00	.00	249,599.51	249,599.51
1320.000	ACCUMULATED AMORT & DEPR	1,156.23CR	1,756.49CR	248,932.19CR	246,019.47CR
1340.000	PREPAID INSURANCE	5,544.00CR	5,550.00CR	22,280.00	19,724.00
1342.000	PREPAID EXPENSES	.00	.00	.00	.00
1350.000	PREPAID TAXES	.00	.00	.00	.00
2060.000	COMMISSIONS PAYABLE	252.46CR	5,306.54CR	1,909.13CR	6,803.45CR
2062.000	COMMISSIONS PAYABLE-RPR	3,129.80CR	3,881.24CR	5,056.21CR	6,236.15CR
2066.000	VA COMMISSIONS-EST	28,000.00CR	84,000.00CR	224,000.00CR	224,000.00CR
2067.000	MF-COMMISSION EST	7,000.00	14,000.00	98,000.00CR	84,000.00CR
2072.000	BONUS PAYABLE	95,000.00CR	47,000.00CR	736,650.40CR	477,000.00CR
2090.000	FICA PAYABLE	.09CR	.03CR	.61CR	.22CR
2092.000	FIT PAYABLE	.00	.00	.00	.00
2094.001	KANS.INCOME TAX PAYABLE	.00	.00	.00	.00
2096.001	SUTA/KANSAS	50.26CR	.00	170.71CR	123.89CR
2097.001	FUTA/KANSAS	11.88CR	.00	34.31CR	18.87CR
2098.001	SEC. 125/SECURITY BENEFIT	.03CR	.00	1,358.50CR	1,611.24CR
2098.002	SEC.125/AMERICAN HERITAGE	74.59CR	43.71	19.50	567.91CR
2098.003	OFG 401(K) PLAN	.00	.00	.00	.00
2098	TOTALS FOR MAJOR ACCOUNT	74.62CR*	43.71 *	1,339.00CR*	2,179.15CR*
2100.000	ACCOUNTS PAYABLE	1,617.00CR	1,660.00	6,016.00CR	4,746.00CR
3010.000	COMMON STOCK	.00	.00	3,250.00CR	3,250.00CR
3015.000	PAID-IN CAPITAL	.00	.00	163,750.00CR	163,750.00CR
3020.000	UNDIVIDED PROFITS	.00	.00	1,158,540.00CR	1,135,999.00CR
3040.000	YTD NET INCOME	215.28CR*	117.19CR*	3,080.87CR*	2,643.55CR*
4012.000	COMMISSIONS-OTC AGENCY	3,023.30CR } 3,023 lc	2,514.04CR	14,120.09CR	11,830.47CR
4014.000	COMMISSIONS-OTC PRIN BNDS	.00	.00	146.50CR	.00
4016.000	COMM.-PRIN DEBT TRANS	.00	.00	.00	230.10CR
4049.000	COMMISSIONS-HEALTH PLANS	288.00CR 8	352.00CR	1,760.00CR ③	7,728.78CR
4050.000	COMMISSIONS-M.F. RPR	5,355.63CR 5	7,028.99CR	37,823.82CR ①	26,325.08CR
4051.000	COMMISSIONS-ANNUITIES	422,285.91CR 8	435,050.01CR	3,433,091.91CR ②	3,171,794.00CR
4052.000	COMMISSIONS-MUTUAL FUNDS	278,553.51CR 5	238,823.06CR	1,410,205.33CR ①	1,231,692.97CR
4054.000	COMMS/TIMING-MGM. FEES	3,788.53CR 7	3,237.05CR	35,651.78CR	34,523.15CR
4056.000	CONCESSIONS/FIX. ANNUITY	34,185.49CR 8	.00	246,949.98CR ③	1,462.53CR
4057.000	COMMISSIONS-MUNI BONDS	5,182.46CR 5	941.58CR	28,055.44CR ①	15,501.68CR
4080.000	INTEREST-OTHER	1,398.66CR 8	2.18CR	7,440.66CR ④	9.61CR
4081.000	INTEREST COREFIRST	.00 L	.00	.00	9.84

Σ⑤ = 289,092

Σ⑦ = 3,788

Σ⑧ = 458,224

SIPC Assessment

TOTAL REVENUES - 1/1/2013-6/30/2013 = 5,215,635 ~ 5,215,634 ✓ ties to total Focus reports

↳ ① MF's, 529's = 1,476,085
② VA's = 3,433,092
③ Ins. = 248,710
} 5,157,887 → Deducts Line 1

④ Other Non-Sec. = 7,831 → Deducts Line 8

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/13

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR	ACCOUNTING PERIOD ACTIVITY LAST YEAR	YEAR-TO-DATE BALANCE THIS YEAR	YEAR-TO-DATE BALANCE LAST YEAR
4082.000	INTEREST INTRUST	40.42CR	60.99CR	264.08CR	410.03CR
4083.000	INTEREST US BANK	25.08CR	31.20CR	126.24CR	164.18CR
4090.000	MISCELLANEOUS	.00	.00	.00	.00
5009.000	COMM EXPENSE-HEALTH PLANS	201.60	246.40	828.80	1,992.72
5010.000	COMMISSIONS-MUTUAL FUNDS	202,938.91	171,456.64	1,044,880.74	900,668.01
5011.000	COMMISSION EXP-ANNUITIES	331,338.58	310,438.87	2,624,431.84	2,250,823.20
5013.000	COMM. EXP.-M.F. RPR	598.83	99.33	507.03CR	4,424.94CR
5017.000	COMM.EXP/TIMING-MGM FEES	.00	.00	17,320.06	18,743.84
5020.000	COMM EXPENSE-MUNI BONDS	.00	.00	490.98	4,043.25
5027.000	COMMISSIONS-STOCK	3,543.35	4,858.11	5,897.23	9,115.85
5028.000	PRIN CLEARING CHGS	.00	.00	1,326.00	.00
5029.000	CLEARING FEES	1,398.00	1,176.00	5,146.00	5,867.00
5032.000	MISC RPR FEES	107.09CR	343.55	786.23	1,371.96
5110.000	SALARIES-CLERICAL & ADMIN	40,633.00	42,720.00	243,233.03	256,320.00
5120.000	SALARIES-OFFICERS	11,390.00	11,090.00	68,340.00	66,540.00
5130.000	PAYROLL TAXES-FICA	3,875.18	4,328.59	24,741.19	24,999.29
5132.000	PAYROLL TAXES-UNEMPL	62.14	.00	3,088.25	2,861.68
5140.000	INSURANCE-WORKMENS COMP	.00	.00	2,462.00	2,336.00
5142.000	INSURANCE-MEDICAL	8,350.81	10,684.20	51,061.69	65,029.28
5144.000	INSURANCE-GROUP LIFE	303.13	354.44	1,774.78	2,136.14
5149.000	OFG EMPLOYER 401(K)	7,930.16	8,748.85	50,793.64	50,968.04
5210.000	COMMUNICATIONS-TELE/E-MAL	2,588.55	2,081.48	18,263.47	12,933.61
5212.000	COMMUNICATIONS-QUOTRON	4,864.53	3,629.29	27,502.17	19,270.71
5214.000	COMMUNIC.-USPS/UPS/DRAFTS	1,355.73	2,360.52	12,484.65	17,477.22
5216.000	COMMUN-PRINTING SALES	.00	.00	1,551.37	73.00CR
5218.000	COMMUN-PRINTING OFFICE	.00	.00	7,783.94	556.72
5310.000	OCCUPANCY-RENT	6,162.25	6,688.75	43,004.14	44,357.50
5312.000	OCCUPANCY-EQUIPMENT RENT	.00	.00	.00	1,836.90
5314.000	OCCUPANCY-EQUIPMENT SERV	490.96	397.54	10,337.20	2,871.06
5316.000	OCCUPANCY-LEASE HOUSE/TOP	812.86	686.20	9,173.57	5,182.25
5318.000	OCCUPANCY-DEPR/AMORT	1,156.23	1,756.49	1,156.23	1,756.49
5410.000	PROMOTION-ADVERTISING	89.95	89.95	599.70	1,380.70
5412.000	PROMOTION-ENTERTAINMENT	1,070.37	566.07	5,067.09	8,034.74
5414.000	PROMOTION-TRAVEL	1,844.25	3,421.48	17,456.54	14,831.59
5415.000	LEASE/LODGING EXPENSE	1,000.00	1,000.00	8,516.00	6,828.70
5418.000	PROMOTION-CO AUTO OPER	.00	.00	.00	785.58
5422.000	PROMO-OTHER AUTO OPER	3,885.52	1,360.66	21,381.26	15,955.23
5426.000	PROMO-MEETINGS & SEMINARS	2,804.28	37,589.89	24,691.56	77,782.65
5428.000	PROMOTION-FEES	.00	.00	30,000.00	30,320.00
5516.000	INTEREST-OTHER	.00	39.66	.00	39.66
5610.000	TRADING ERRORS	1,250.00	.00	1,638.00	250.00
5710.000	DATA PROCESSING-SERVICE	.00	689.75	5,050.14	4,553.10
5812.000	REGULATORY-BROKER FEES	.00	.00	.00	9,092.76
5814.000	REGULATORY-SALES FEES LIC	10,901.71	1,322.25	21,415.21	10,564.88
5816.000	REGULATORY-OTHER	583.62	236.00	10,208.24	9,571.58
5916.000	ACCOUNTING FEES-OTHER	.00	.00	13,300.00	12,620.00
5930.000	CONTRIBUTIONS	.00	.00	2,961.26	850.00
5940.000	DUES	.00	.00	1,471.92	1,418.00
5960.000	INSURANCE-OTHER	75.00	.00	1,555.50	1,670.00
5970.000	MISCELLANEOUS	414.97	536.30	4,400.86	6,707.55
5980.000	SUBSCRIPTIONS-SALES	366.01	531.96	4,029.39	4,732.19
5982.000	SUBSCRIPTIONS-OTHER	.00	2,549.43	665.42	3,347.14
5990.000	SUPPLIES-SALES	.00	.00	722.90	2,585.45
5992.000	SUPPLIES-OFFICE	758.32	285.26	12,111.80	24,416.91

Σ (11) = 706,166
Σ (14) = 11,485
Σ (15) = 36,261

OFG FINANCIAL SERVICES, INC.
COMPARATIVE TRIAL BALANCE
FOR ACCOUNTING PERIOD 6 ENDED 6/30/13

ACCOUNT MAJOR SUB	DESCRIPTION	ACCOUNTING PERIOD ACTIVITY THIS YEAR		ACCOUNTING PERIOD ACTIVITY LAST YEAR		YEAR-TO-DATE BALANCE THIS YEAR		YEAR-TO-DATE BALANCE LAST YEAR	
5998.000	TAXES-OTHER	.00		.00		.00		.00	
6000.000	PROVISION FOR TAXES	3,980.00		1,560.00		7,960.00		3,120.00	
6100.000	PROVISION FOR BONUS	95,000.00		52,000.00		740,000.00		482,000.00	
	TOTALS FOR ALL ACCOUNTS	.00	*	.00	*	.00	*	.00	*

Stde 900 ←


B Co.

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2013 AND 2012

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHE

Years Ended December 31, 2013 and 2012

TABLE OF CONTENTS



BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
OFG Financial Services, Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of OFG Financial Services, Inc., (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OFG Financial Services, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 5 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 5 is fairly stated in all material respects in relation to the financial statements as a whole.

Berberich Trahan & Co., P.A.

Topeka, Kansas
February 3, 2014

THIS PAGE INTENTIONALLY LEFT BLANK.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents:		
Cash	$ 253,781	$ 224,421
Money market accounts	659,663	658,947
	913,444	883,368
Receivables:		
Commissions and concessions	507,755	448,173
Advances to salesmen	1,165	2,199
	508,920	450,372
Clearinghouse deposit	15,000	15,000
Prepaid expenses	86,688	118,011
Investment - annuity contract	519,356	504,229
Furniture and equipment, less accumulated depreciation of $ 249,600 and $ 247,776 in 2013 and 2012, respectively	-	1,824
	621,044	639,064
	$ 2,043,408	$ 1,972,804

See accompanying notes to financial statements.

	2013	2012
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 4,137	$ 8,585
Accrued liabilities:		
Commissions	357,127	314,619
Bonuses	336,325	313,036
Employee benefits	-	1,358
Income taxes	776	9,666
Total liabilities	698,365	647,264
Stockholder's equity:		
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250	3,250
Additional paid-in capital	163,750	163,750
Retained earnings	1,178,043	1,158,540
	1,345,043	1,325,540
	$ 2,043,408	$ 1,972,804

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions and concessions	$ 9,579,751	$ 8,318,733
Interest	15,928	5,320
Other income	208	1,225
	9,595,887	8,325,278
Expenses:		
Employee compensation and benefits	2,093,765	1,767,107
Commissions and clearing charges	6,828,573	5,915,680
Rent	73,916	77,928
Communications	125,890	101,580
Promotional costs	190,135	183,789
Supplies	30,719	50,949
Taxes, other than income taxes	72,613	62,478
Other operating expenses	144,077	127,320
	9,559,688	8,286,831
Income before income taxes	36,199	38,447
Provision for income taxes	16,696	15,906
Net income	$ 19,503	$ 22,541

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2012	$ 3,250	$ 163,750	$ 1,135,999	$ 1,302,999
Net income			22,541	22,541
Balance at December 31, 2012	3,250	163,750	1,158,540	1,325,540
Net income			19,503	19,503
Balance at December 31, 2013	$ 3,250	$ 163,750	$ 1,178,043	$ 1,345,043

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 19,503	$ 22,541
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,824	3,513
Changes in assets and liabilities:		
Receivables	(58,548)	122,997
Prepaid expenses	31,323	(38,945)
Accounts payable	(4,448)	2,194
Accrued liabilities	55,549	(47,954)
Net cash provided by operating activities	45,203	64,346
Cash flows from investing activities:		
Purchase of guaranteed interest account	(15,127)	(504,229)
Net increase (decrease) in cash and cash equivalents	30,076	(439,883)
Cash and cash equivalents, beginning of year	883,368	1,323,251
Cash and cash equivalents, end of year	$ 913,444	$ 883,368

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	2013	2012
Cash paid for income taxes	$ 25,586	$ 8,605

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes eighteen states. A substantial part of commission income is generated through one carrier.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Investment

The Company's investment is in a flexible premium deferred variable annuity contract. The contract is recorded at cost. The investment in the annuity is a guaranteed interest account. The guaranteed interest account generally invests in highly liquid agency obligations and mutual funds. Investment in the guaranteed interest account is not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to this investment is minimal.

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income. Depreciation expense for the years ended December 31, 2013 and 2012, was $ 1,824 and $ 3,513, respectively.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Commissions and Concessions Revenue

Commissions and concessions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission or concession earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Deposits

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

2 - Deposits (Continued)

The Company maintains deposits in banks. These deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000 per bank. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2013.

3 - Leases

The Company has a residential property lease for the purpose of providing a Topeka residence for the President of the Company. Annual lease payments for 2013 and 2012 were $ 12,000. The lease can be terminated by either party upon 30 days' notice.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2017. Annual lease expense for 2013 and 2012 was $ 70,932 and $ 70,932, respectively.

Minimum future lease payments are as follows:

2014	$ 70,932
2015	71,346
2016	71,760
2017	35,880
	$ 249,918

4 - Pension Plan

The Company has a 401(k) plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 12% in 2013 and 2012. Both employee and employer contributions are 100% vested upon payment into the plan. For the years ended December 31, 2013 and 2012, the Company contributed $ 123,337 and $ 121,109, respectively, into the plan. These contributions are included in employee compensation and benefits on the statements of income.

5 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2013 and 2012, due to the following:

	2013	2012
Computed "expected" tax expense	$ 9,050	$ 9,611
Increase in income taxes resulting from:		
Book depreciation greater than income tax depreciation	128	434
Book amortization less than income tax amortization	(250)	(250)
Nondeductible expenses	9,932	8,412
Benefit of income taxed at lower rates	(5,000)	(5,000)
State income taxes, net of federal tax benefit	2,836	2,699
Provision for income taxes	$ 16,696	$ 15,906

6 - Related Party Transactions

For 2013 and 2012, the Company received $ 1,500 per month from an affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including rent, communications, and promotional costs.

7 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2013 were:

Net capital	$ 720,016
Net capital requirements	100,000
Aggregate indebtedness	620,016
Aggregate indebtedness to net capital ratio	.97 to 1

8 - Commitments and Contingencies

At December 31, 2013 and 2012, there were no commitments or contingencies related to the normal course of business for the Company that would require disclosure in the financial statements.

9 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2013

No such liabilities exist at December 31, 2013.

See independent auditor's report.

Schedule 2

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Aggregate indebtedness - total liabilities	$ 698,365
Net capital:	
Credit items:	
Common stock	$ 3,250
Additional paid-in capital	163,750
Retained earnings	1,178,043
	1,345,043
Debit items:	
Nonallowable assets:	
Advances to salesmen	1,165
Guaranteed interest account	519,356
Prepaid expenses	86,688
Haircut on money market account	17,818
	625,027
Net capital	720,016
Capital requirements	100,000
Capital in excess of requirements	$ 620,016

Ratio of aggregate indebtedness to net capital is .97 to 1.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2013

COMPUTATION OF NET CAPITAL

Net capital shown in FOCUS II report for December 31, 2013, as previously filed	$	720,792
Reconciling items:		
Accrued taxes payable		(776)
Net capital as shown on this report	$	720,016

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.